100 Park Avenue, Suite 1500 New York, NY 10017 Tel 212.878.7900 Fax 212.692.0940 www.foxrothschild.com
Alison Newman Direct Dial: 212-878-7997 Email Address: ANewman@Foxrothschild.com

May 7, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman Ivan Griswold Laura Veator Stephen Krikorian

Re:	Medical Transcription Billing, Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 7, 2014
File No. 333-192989

Ladies and Gentlemen:

On behalf of our client, Medical Transcription Billing, Corp. (“MTBC” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 2, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, MTBC has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement with this response letter. We are also providing by overnight mail for the Staff’s reference a copy of Amendment No. 2 to the Registration Statement marked to show all changes from Amendment No. 1 to the Registration Statement filed on April 7, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2 to the Registration Statement, as applicable.

U.S. Securities and Exchange Commission

May 7, 2014

Risk Factors, page 12

1. Note 1 to your financial statements states that your ability to continue as a going concern is dependent on its ability to generate sufficient cash from operations to meet your cash needs and/or to raise funds to finance ongoing operations and repay debt. Under the current operating model, you will exhaust current cash resources if the line of credit is not renewed in August 2014, unless you complete additional debt or equity financing by that time. Please expand your risk factor disclosures to describe this condition and the risks to investors.

The Company advises the Staff that it has revised the disclosure on page 19 as requested by the Staff.

2. You state that you have not adopted any formal standards, responsibilities or procedures governing the review and approval of related-party transactions. Since you have significant contractual obligations as a result of agreements with your CEO, please expand your risk factor to include an appropriately captioned risk factor alerting investors to the fact that such agreements were not reviewed and approved by your audit committee, and discuss the resulting risks.

The Company advises the Staff that it has revised the disclosure on page 25 as requested by the Staff.

3. The notes to your financial statements indicate that you have restated the 2012 statement of cash flows to correct errors related to the effect of foreign exchange gains on the consolidated statement of cash flows. Although we note your risk disclosures pertaining to the material weakness in your internal control over financial reporting, please include a separately captioned risk factor disclosing the errors identified in your financial statements and the subsequent restatement.

The Company advises the Staff that it has revised the disclosure on page 25 as requested by the Staff.

4. On page 94, you state that the Centers for Medicare and Medicaid Services has stated that it is concerned that percentage-based billing services may encourage RCM companies to commit or to overlook fraudulent or abusive practices. Please tell us what consideration you gave to discussing CMS’ concerns and the resulting risks to your company.

The Company advises the Staff that it has revised the disclosure on page 26 as requested.

“We may be unable to retain customers of the Target Sellers …,” page 12

U.S. Securities and Exchange Commission

May 7, 2014

5. You disclose that in the past, your failure to retain acquired customers has led to decreases in our revenues. The current caption does not appear to reflect the historical challenges discussed in the subcaption to the risk factor. Please refocus the caption to ensure that it reflects your experience in this regard.

The Company advises the Staff that it has revised the disclosure on page 13 as requested by the Staff.

“We structure our acquisitions as asset purchases …,” page 13

6. You indicate that you will not assume certain liabilities from the Target Companies. In particular, you state that you will not assume $1.4 million in liabilities as part of the acquisition of Omni’s assets, and $1.2 million in liabilities as part of the acquisition of CastleRock’s assets. Please expand this risk factor to provide quantitative context to the liabilities that are not being assumed, and the risks related to non-payment of such liabilities by the sellers. Ensure that you discuss whether payment to the Target Company creditors is assured under the asset acquisition agreements.

The Company advises the Staff that it has revised the disclosure on page 15 as requested by the Staff.

“We have incurred recent operating losses …,” page 17

7. Please expand the risk factor caption to state that you have recently experienced net losses.

The Company advises the Staff that it has revised the disclosure on page 18 as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Case Study: Metro Medical Acquisition, page 58

8. We note your response to prior comment 2 and we reissue the comment. Please tell us how your presentation complies with Regulation G, Item 10(e), and the related Compliance & Disclosure Interpretations. In this regard, your presentation of contribution margin is not in accordance with GAAP, or calculated exclusively from amounts determined in accordance with GAAP. Further, it is not a measure of segment profit/loss that is in conformity with Accounting Standards Codification 280. Please remove the measure of contribution margin from your presentation, or tell us how it complies with the above standards.

U.S. Securities and Exchange Commission

May 7, 2014

The Company advises the Staff that the Company has removed the measure of contribution margin from its presentation on the Metro Medical Acquisition Case Study found on page 61.

9. Please clarify whether the directly identifiable expenses include all claims processing expenses, including any related technology costs. To the extent those are excluded, revise your disclosure accordingly.

The Company advises the Staff that the directly identifiable expenses include all claim processing expenses, including all directly identifiable technology costs. Accordingly, the Company advises the Staff that the Company has revised its disclosure on page 61 to clarify this point.

Discussion of the Pro Forma Financial Results for the year ended December 31, 2013, page 67

10. Please disclose the amount of revenue included in your pro forma results for the year ended December 31, 2013 attributable to customers that you did not retain subsequent to the acquisition date.

The Company advises the Staff that the Company’s pro forma results for the year ended December 31, 2013 includes $762,000 generated from customers of Metro Medical that we did not retain subsequent to the acquisition date. The Company has updated its disclosure on page 72.

Liquidity and Capital Resources, page 70

11. We note your disclosures regarding your current business conditions on page F-8. Please ensure your liquidity discussion is consistent with these disclosures, including that you have no further availability under your line of credit as of March 31, 2014, and under the current operating model, you will exhaust current resources if the line of credit is not renewed in August, 2014.

The Company advises the Staff that it has revised the disclosure on page 75 as requested by the Staff.

12. You state that, among other sources of cash, amounts available under your revolving line of credit will be sufficient to meet your working capital, capital expenditure and acquisition financing requirements for at least the next 12 months. Yet in Note 1 to your financial statements you disclose that your line of credit with TD Bank has a limit of $1.2 million and the Company has no further availability under the line as of March 31, 2014. Additionally, you disclose that the line of credit will terminate and amounts thereunder will become payable on August 29, 2014 unless it is further extended by the lender. Please reconcile your disclosures in this section with your financial statements, and expand your risk factor disclosures to reflect the risks related to the lack of available funds under this facility, and the impact of a demand payment by the bank upon its expiration in August 29, 2014.

U.S. Securities and Exchange Commission

May 7, 2014

The Company advises the Staff that it has revised the disclosure on pages 19 and 75 as requested by the Staff.

Contractual Obligations and Commitments, page 72

13. You state that you have received a support letter from the holder of the Company’s convertible notes which demonstrates the holder’s commitment to provide financial support to you in the amount of $1.2 million in various forms, and that your CEO has committed, if necessary to contribute additional capital up to $400,000. Please file such agreement in your next amendment. Further, please expand your disclosure in the liquidity section to discuss how you have assessed the sufficiency of these commitments, including the ability of these parties to fulfill these obligations. Please also disclose any other corresponding limitations or risks associated with these commitments.

The Company advises the Staff that Company has filed the agreements with Amendment No. 2. Further, the Company advises the Staff that Company has updated its disclosures on page 77.

Consolidated Financial Statements for the years ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm, pages F-2

14. We note your disclosure on page F-8 that you have restated your 2012 financial statements for a correction of an error. Tell us why you have not labeled the applicable columns in your financial statements “As Restated.” Further, tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU561.06.

The Company advises the Staff that during the audit of its 2013 financial statements it identified an error related to the effect of the unrealized portion of foreign exchange gains on the consolidated statement of cash flows for the year ended December 31, 2012. This error did not impact the income statement, balance sheet, total equity, cash or net change in cash. The Company restated its 2012 consolidated statement of cash flows, and disclosed the effect of the restatement in the notes to its audited 2013 financial statements.

The Company performed both quantitative and qualitative assessments of materiality in accordance with the applicable accounting guidance: SEC Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”) and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), and believes the error is not material to the prior year financial statements. The Company disclosed the error to its Audit Committee and its independent auditor, both of which concurred with the Company’s assessment.

U.S. Securities and Exchange Commission

May 7, 2014

In addition, the Company prepared a memo in March 2014 analyzing the effect of the error under SAB 99 and SAB 108, which it shared and discussed with the Company’s auditor as part of its 2013 audit. The memo describes the nature of the prior year adjustment and provides both quantitative and qualitative assessments to determine if this adjustment was material. In summary, the misstatement:

•	moves $153,000 in unrealized net gains from one line of the cash flow statement to another, without impacting total cash flows, and without changing net cash provided by operating activities from positive to negative or vice versa
•	does not relate to a line item that has a greater significance in the financial statements
•	does not affect compliance with statutory or regulatory requirements, debt covenants or other contractual requirements
•	does not impact management’s compensation
•	does not impact future periods, since it has been corrected
•	does not impact earnings, revenue, EBITDA, or any trends
•	does not affect cash, overall cash flow or net assets
•	does not impact any forecast, including any forecast of cash
•	does not relate to items which involve particular parties
•	does not impact the Management Discussion and Analysis or other information communicated, since it has been corrected
•	does not impact analyst expectations
•	would not influence the judgment of a reasonable person relying upon the financial statements
•	was not relied upon by any investors to determine whether to buy or sell the Company’s stock

Based on the above facts and circumstances, the Company concluded that the restatement was not material, and Note 1 to the financial statements presents the original figures, the adjustment, and the amount as restated.

The Company concluded that due to the lack of materiality it was not necessary to label the applicable column in our consolidated statement of cash flows “As Restated,” and the Audit Committee concurred with this assessment. The Company’s auditors considered all the facts and circumstances and concluded that it was not necessary to include a reference to the restatement in their audit report.

U.S. Securities and Exchange Commission

May 7, 2014

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012

9. Notes Payable and Line of Credit

Convertible Note, page F-22

15. We note your disclosure that the contingent redemption feature of this promissory note represents an embedded derivative instrument under ASC 815 that is required to be accounted for separately from the debt instrument. However, it does not appear that you disclose any redemption features. Please clarify your disclosures to describe the redemption features of the note. Further, please clarify the authoritative accounting literature you are relying on in accounting for this note.

The Company advises the Staff that the Company has revised its disclosure on pages F-23 and F-28 to refer to the “automatic conversion feature,” and clarify that this automatic conversion feature has the economic characteristics of a “contingent redemption” and represents an embedded derivative instrument under ASC 815-15-25.

13. Income Taxes, page F-24

16. We note that you recorded a valuation allowance of $82,052 during 2013, which increased your tax provision. Please clarify your disclosures to describe the nature of the increase in valuation allowance. We note your disclosure on page 64 that you had a valuation allowance against the state net operating loss carry forwards in the amount of $82,000. However, it appears that deferred tax asset relating to your state net operating loss carry forward is only $17,000 as of December 31, 2013.

The Company advises the Staff that the Company revised the disclosure on pages 67 and F-25 as requested by the Staff.

Exhibit Index

17. In your next amendment please file the consents for Ms. Busquet and Dr. Tabibi. Refer to Rule 438 of Regulation C.

U.S. Securities and Exchange Commission

May 7, 2014

The Company advises the staff that filed with Amendment No. 2 are consents for Anne Busquet and Alex Tabibi.

18. We are unable to locate exhibit 2.3. Please advise.

The Company advises the Staff that exhibit 2.3 was not filed with the previous submission. The Company advises the Staff that exhibit 2.3 is being filed with Amendment No. 2.

19. To the extent your next amendment incorporates exhibits by reference, please indicate the filing date of the previously filed document where the particular incorporated exhibit may be located.

The Company notes the Staff’s comment and will provide the filing dates of all previously filed exhibits in Amendment No. 2 and all future amendments.

Sincerely,

/s/ Alison Newman

cc:	Mahmud Haq, Medical Transcription Billing, Corp. Bill Korn, Medical Transcription Billing, Corp. Stephen Snyder, Medical Transcription Billing, Corp. Mitchell Nussbaum, Loeb & Loeb LLP